Reach

Community Delivery Network



What is it



A community-based system (coordination)

matching those who **want** to help (helper)

with those who **need** help (community member)

managed by a Community group (local community group)

enabling lockdown policies to be adhered to (protecting us all)

while ensuring they get the help they need from the community (supporting lives)

Need

Who

1. People living on their own or in assisted-living complexes with no close relatives / friends
2. People working as key workers who can't get what they need
3. Venerable or housebound people
4. Those in Lockdown, isolation, infected

What do they need?

- Prescriptions
- Groceries
- Supplies
- A friendly Chat / Prayer







How does it work

- Someone who needs help raises a request (via Reach app, facebook, phone, email, friend)
- The system allocates the request to the relevant Community group
- The community group assigns the request to a helper
- The helper updates the request via the REACH app as they proceed through the help process



Who's involved



- NZ Surf lifesaving 8000 members, 76 clubs
- NZ Red Cross



- Lake Church, 2000 members
- Association of churches, synagogues & mosques



- Love Thame, 200 helpers
- Covid-19 mutual aid UK, 1000+ groups

COMPANIES INVOLVED

PEOPLE INVOLVED

- Mike Derric, Chris, Alan, Thabo, Sagar, Dimitrios, John, Alexis, Ben, Rob, Colin, Westley, Jacob, Margarita, Brenton, Stefan, David, Mike….

How do I get involved?



- Approach your local community group and ask them if you can help (Facebook groups, Whatsapp groups, church, mosque, club, association etc)
- Get your community group using REACH
- Contact us if you can help get a network of community groups connected
- Share and spread the work about REACH
- Download the REACH community app from the Google and apple Play stores
- The REACH website can be found at www.CommunityDeliveryNetwork.com
- Our email is reach@CarDeliveryNetwork.com
- Contact phone number are on the website



How do I get help?

- If you need emergency help call your local first responders
- If you need community help contact your local community group (search for a Facebook or Whatsapp group, call your local church, church, mosque, club, association etc)
- **COMING SOON:** As soon as we have Community groups registered we will be matching those who need help with your local group for you to request help via the website and mobile app.



THE WEB PORTAL


Reach
Community Network
"connecting local community groups
with those who need help due of the COVID-19 pandemic"
More information
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THE MOBILE APP


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Register your Community Group
Register helpers and volunteers
Capture requests from your community
Assign Requests to your Helpers
Helper updates the Request
Request is complete

The Timeline

Register your Community Group	Register helpers and volunteers	Capture requests from your community	Assign Requests to your Helpers	Helper updates the Request	Request is complete	Anticipated Availability
Phase1 - Website and mobile app to manage requests manually from Facebook, Phone calls, email etc						30 March
	Phase2 - mobile app for helpers to register			Phase2 - mobile app for helpers to update requests		1 April
		Phase3 - mobile app for People in the community to request help				06 April
		Phase4 - Call center and AI to auto route requests to community groups				10 April

Why

Our company mission is to help, connect and simplify, we believe we can make a difference through the use of software and technology

With our industry shutting down and shelter-in-place initiatives implemented, we began searching for ways to help, we quickly realized a **HELP** potential for our logistics software.

Our software can **CONNECT** people who need help with people who want to help

So we began to **SIMPLIFY** the logistics of managing a community response for its citizens

We have been amazed at the response from people and businesses offering to help us on this journey. University students in New Zealand, companies such as Rackspace and New Relic and many individuals in the many communities in New Zealand, United Kingdom and the United States.


PANDEMIC
Flatten the curve and lower the rate of infection by early countermeasures
Pandemic development without protective measures
Case numbers
Healthcare system capacity
Pandemic development with early protective measures
Outbreak
Time since outbreak

Journey



Outbreak reported 31 Dec
1st Death outside China 1 feb
In London getting warnings 7 Mar
Lock downs start 16 Mar
Reach live 30 March
Idea to help
Development
NOV
DEC
JAN
February
March
April
Deployment
Support
First case 17th Nov
1st Death 9 Jan
40 countries have deaths 14 Feb
26,300 deaths 27 Mar

Coronavirus data source: https://en.wikipedia.org/wiki/2019%E2%80%9320_coronavirus_pandemic


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